GZI HUB INC
Statements of Changes in Shareholders' Deficit
From September 04, 2019 (Inception) to December 31, 2020
(Unaudited)

	GZI, LLC	GZI HUB INC				
	Members' Equity	Common Stock Shares	Common Stock Amount	Paid-in-Capital	Accumulated Deficit	Total Shareholders' Deficit
Balance, September 04, 2019 (Inception)	-					
Members contribution	2,946					
Net loss	(2,946)					
Balance, December 31, 2019	-					
Balance, December 18, 2020 (Dissolution)	-	100,000	$ 10	$ 2,364	$ -	$ 2,374
Net loss					(3,138)	(3,138)
Balance, December 31, 2020	-	100,000	$ 10	$ 2,364	$ (3,138)	$ (764)